ew - form144q20171129.txt
1:
2: 144
3: <SEQUENCE>1
4: <FILENAME>form144q20171129.txt
5: FORM 144 - Q
6:
7: Form 144
8:
9: 1 (a) Name of issuer:
10: MOTOROLA SOLUTIONS, INC.
11:
12: 1 (b) IRS Ident. No.
13: 36-1115800
14:
15: 1 (c) SEC File No.
16: 1-7221
17:
18: 1(d) Address of issuer
19: 500 W. MONROE STREET CHICAGO, IL 60661
20:
21: 1 (e)Telephone No.
22:
23:
24: 2(a) Name of person for whose account the securities are to be sold
25: GREGORY  Q BROWN
26:
27: 2(b) Relationship to Issuer
28: INSIDER
29:
30: 2(c) Address Street
31: 500 W. MONROE STREET CHICAGO, IL 60661
32:
33: 3(a) Title of Class of securities to be sold
34: COMMON
35:
36: 3(b) Name and address of each broker through 37: whom the sec are to be each market maker who is acquiring the securities 38: E*TRADE SECURITIES LLC.
39: 4005 Windward Plaze Dr.
40: Alpharetta, GA 30005
41:
42:
43:
44:
45:
46: 3(c) Number of share or other units to be sold
47: 50,000
48:
49:
50: 3(d)Aggregate Market Value
51: $4,719,500.00
52:
53: 3(e) Number of shares or other units outstanding
54: 162.0M
55:
56: 3(f) Approximate Date of Sale
57: 11/29/2017
58:
59: 3(g) Name of each securities exchange
60: NYSE
61:
62: Table I  Securities to be Sold
63:
64: Title of the Class:
65: COMMON
67:
68:
69:
70: Date you acquired:
71: 11/29/2017
72:
73:
74:
75: Nature of Acquisition Transaction
76: STOCK OPTION EXERCISE
77:
78:
79:
80: Name of Person from Whom Acquired:
81: MOTOROLA SOLUTIONS, INC.
82:
83:
84:
85: Amount of Securities Acquired:
86: 50,000
87:
88:
89:
90: Date of Payment:
91: 11/29/2017
92:
93:
94:
95: Nature of Payment:
96: CASH
97:
98:
99:
100: Table II  Securities sold during past 3 months:
101: GREGORY  Q BROWN
102: 500 W. MONROE STREET CHICAGO, IL 60661
103: STOCK OPTION EXERCISE
104: 11/21/2017
105: 50,000
106: $4,636,207.00
107: GREGORY  Q BROWN
108: 500 W. MONROE STREET CHICAGO, IL 60661
109: STOCK OPTION EXERCISE
110: 11/20/2017
111: 50,000
112: $4,620,692.00
113: GREGORY  Q BROWN
114: 500 W. MONROE STREET CHICAGO, IL 60661
115: STOCK OPTION EXERCISE
116: 11/16/2017
117: 52,400
118: $4,766,102.00
119: GREGORY  Q BROWN
120: 500 W. MONROE STREET CHICAGO, IL 60661
121: STOCK OPTION EXERCISE
122: 11/16/2017
123: 121
124: $11,015.00
125: GREGORY  Q BROWN
126: 500 W. MONROE STREET CHICAGO, IL 60661
127: SAR EXERCISE
128: 11/14/2017
129: 75,019
130: $6,820,143.00